Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
August 9, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Rebecca Marquigny, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209
Dear Ms. Marquigny:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Short-Term Treasury Ladder ETF, Global X Intermediate-Term Treasury Ladder ETF, and Global X Long-Term Treasury Ladder ETF (each a “Fund” and together, the “Funds”) included in Post-Effective Amendment No. 790, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on July 19, 2024 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

SUMMARY PROSPECTUS
1.Comment: Please note that each Fund’s ticker symbol was not associated with a Class ID on EDGAR. Please add each Fund’s ticker symbol to the Funds’ Prospectus and SAI so that EDGAR associates the ticker symbols with the Funds.

Response: The Registrant confirms that the Funds’ ticker symbol will be associated with a Class ID on EDGAR and included in each Fund’s Prospectus and SAI.

2.Comment: Please provide the Staff with a copy of the white paper discussing the methodology for each Underlying Index and model portfolio constituent list, including names of underlying holdings, weights, and, if applicable, corresponding sector exposures.

Response: The requested white paper and model constituent list has been provided under separate cover.

3.Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.12%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.12%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$12	$39

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

4.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” please state when each “selection date” occurs, or explain how selection dates are determined. For example, does the maturity date for each holding create a new selection date for that holding’s replacement? And if multiple holdings with different maturity dates are swapped out on the same day, how is the selection date chosen. Please supplement the disclosure to clarify.

Response: The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Global X Short-Term Treasury Ladder ETF's prospectus as follows:

The Underlying Index is designed to measure the performance of a strategy commonly referred to as bond “laddering” as applied to public obligations of the U.S. Treasury that have maturities between 1 and 3 years as of the last business day of February of each year (each an “annual rebalance”). Bond laddering involves constructing a portfolio of bonds maturing at staggered intervals (commonly referred to as “rungs”). The Underlying Index allocates its holdings equally across two distinct rungs (each an “effective maturity group”). Each effective maturity group covers a one-year period. For example, the first effective maturity group includes bonds that mature in 1 to 2 years from the annual rebalance, whereas the second effective maturity group includes bonds that mature in 2 to 3 years, as of the annual rebalance. Within each effective maturity group, each index component is weighted based on the component’s market capitalization value in relation to the aggregate market capitalization value of all Underlying Index components. Upon the annual rebalance, the component securities of the effective maturity group with a longer maturity date range become the securities of the next effective maturity group, one year closer to maturity. For example, the securities in the effective maturity group maturing in 2 to 3 years will become the securities in the effective maturity group maturing in 1 to 2 years on the annual rebalance. The component securities within the effective maturity group with the shortest time to maturity are removed from the Underlying Index and new component securities are selected for effective maturity date with the longest time to maturity, thus maintaining the ladder structure.

To be a part of the eligible universe of the Underlying Index, certain criteria, as defined by FTSE Russell, the provider of the Underlying Index ("Index Provider"), must be met. In addition to having a remaining maturity of less than 3 years and at least 1 year at the annual rebalance, each security must be denominated in U.S. dollars and at least $5 billion of the security’s offering must be available to the public for purchase (i.e., is not held by the Federal Reserve), as determined by the Index Provider on the annual rebalance. The Index will not include variable-rate, floating-rate, fixed-to-floating rate, index-linked, retail directed, T-Bills, stripped zero coupon, convertibles, savings, private placements, and dual-currency bonds. The Underlying Index is reconstituted on a monthly basis. At the monthly reconstitution, newly issued securities may be selected for inclusion in the Underlying Index and the securities within each effective maturity group will be reweighted; however, no security shall change its effective maturity group at the monthly reconstitution. As of July 31, 2024, the Underlying Index had 99 constituents.

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

In tracking the Underlying Index, the Fund uses two effective maturity groups, a first effective maturity group of securities with maturity dates between 1 and 2 years from the Annual Rebalance and a second effective maturity group of securities with maturity dates between 2 and 3 years from the Annual Rebalance. Each year, on the Annual Rebalance, the Fund sells the securities in the 1 to 2-year effective maturity group that have been removed from the Underlying Index; the securities in the Fund’s 2 to 3-year effective maturity group become the securities in its 1 to 2-year effective maturity group; and the Fund purchases new securities for its 2 to 3-year effective maturity group using the proceeds from the sales of the securities formerly held in its 1 to 2-year effective maturity group.

The Fund's investment objective and Underlying Index may be changed without shareholder approval.

The same sections of the Prospectuses for the Global X Intermediate-Term Treasury Ladder ETF and Global X Long-Term Treasury Ladder ETF have similarly been updated.

5.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” with respect to securities available for selection in the Underlying Index, please clarify what is meant by “amount outstanding” and “excluding federal reserve holdings.” Also, please consider telling investors why Federal Reserve holdings are excluded from the outstanding amount.

Response: Please see the Registrant’s response to Comment #4 in relevant part that states that “at least $5 billion of the security’s offering must be available to the public for purchase (i.e., not held by the Federal Reserve). The Registrant respectfully declines to explain why Federal Reserve holdings are excluded from the outstanding amount as the Registrant believes it will complicate the disclosure without providing meaningful insight to investors since issuances held by the Federal Reserve are simply unavailable for purchase by the public.

6.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” the disclosure states “The Index will not include variable-rate, floating-rate, fixed-to-floating rate, index-linked, retail directed, T-Bills, stripped zero coupon, convertibles, savings, private placements, and dual-currency bonds.” If the Funds will hold any of these instruments, please state so and specifically identify those that will be principal investments of the Fund. Please also add corresponding principal risk disclosure for those that will be principal. Supplementally, confirm that the related Prospectus and SAI disclosure, including the tax disclosures, are consistent with this exclusion language.

Response: References to floating and variable rate instruments located elsewhere in the Prospectus and SAI have been removed.

7.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” with respect to the Underlying Index, please:

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

(a)    Clarify what an “effective maturity group” is, how it functions over time, and finally, illustrate how effective maturity groupings relate to treasury bond laddering and specific maturity date ranges using practical concrete examples.

(b)    Describe the process of separating portfolio constituents into effective maturity groups in terms of the relevant periods, e.g., the rolling 1-year period beginning on a specific date. Illustrate how these groups are laddered, because the concept of laddering may not be familiar to investors. Please show how the example groups roll from one maturity period to the next.

(c)    Under a separate and appropriately labeled heading, please also discuss the rolling process from a returns perspective, including the impact of rolling in various interest rate environments.

Response: (a) Please see the Registrant’s response to Comment #4.

(b) Please see the Registrant’s response to Comment #4.

(c) The Registrant respectfully submits that it believes the revised disclosure provided in response to Comment #4 sufficiently describes the rolling process. Further, the Registrant does not believe that it is appropriate to include risk disclosure in the Principal Investment Strategies and instead direct the Staff’s attention to the Funds’ “Reinvestment Risk” disclosure, which states:

Reinvestment Risk: Reinvestment risk is the risk that the changes in interest rates will impact the Fund’s ability to reinvest income or principal at the same return it is currently earning. This risk is greater when interest rates decline compared to the interest rates of the Fund’s portfolio.

8.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” with respect to the disclosure regarding weighting of index components, please clarify in plain English the practical effect of component weighting method.

Response: The Registrant’s disclosure regarding weighting of index components has been revised to state: “each index component is weighted based on the component’s market capitalization value in relation to the aggregate market capitalization value of all Underlying Index components.”

9.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” please direct the Staff to the disclosure indicating where information regarding the market value of the underlying index is published or add disclosure such information in some appropriate location.

Response: The Registrant acknowledges the Staff comment.  We note that the current disclosure states that “[t]he Index Provider determines the relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.”  We have deleted the underlined language, which is no longer required disclosure after the adoption of Rule 6c-11, and as a consequence, the Registrant believes that this edit eliminates the need to further amend the disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

10.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” please revise the representative sampling disclosure to clarify that the Fund will invest in instruments “substantially” similar to the underlying index.

Response: The requested change has been made.

11.Comment: In each section of each Fund’s Prospectus titled, “SUMMARY OF PRINCIPAL RISKS,” please add risk disclosure explaining the role fiscal and monetary policy, including budget, inflation rate, and interest rate changes may have on the Fund’s strategies and returns.

Response: With respect to risk disclosure relating to the role of fiscal and monetary policy, the Registrant notes the Funds’ “Market Risk” disclosure states, “In addition, there is a risk that policy changes by central governments and governmental agencies, including the U.S. Federal Reserve or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund.”

With respect to risk disclosure relating to budget, inflation rate and interest rate changes, please see the Registrant’s revised “Asset Class Risk – U.S. Treasury Obligations Risk” disclosure in response to Comment #14.

12.Comment: In the section of each Fund’s Prospectus titled, “PRINCIPAL INVESTMENT STRATEGIES,” please remove or clarify the reference to country weightings in the Funds’ description of other characteristics that may make a sample of securities collectively have an investment profile similar to the Underlying Index.

Response: The requested change has been made.

13.Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS,” please note the order of the risk factors does not indicate the significance of any particular risk factor. Please consider rearranging the risks to prioritize those that will most likely impact the Funds’ NAV, yield and total return. After listing the most significant risks, the remaining risks may be alphabetized. See ADI 2019-08 which was called Improving Principal Risk Disclosure, see also Speech of Dalia Blass to ICI October 25, 2018.

Response: The Registrant acknowledges the Staff’s views on disclosure presentation, however, after consideration of the issues, the Registrant believes the current placement of the risk disclosures is consistent with, and sufficiently responsive to, the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

The statement “The order of the below risk factors does not indicate the significance of any particular risk factor” has been removed from the section's lead-in paragraph.

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

14.Comment: In the section of each Fund’s Prospectus titled, “SUMMARY OF PRINCIPAL RISKS,” with respect to the “Geographic Risk” disclosure, please consider, whether disclosure concerning the economic impact of domestic political gridlock is also appropriate here or in the description of some other principal risk.

Response: In response to the Staff’s comment, the Registrant has revised the last sentence of its “Asset Class Risk – U.S. Treasury Obligations Risk” disclosure to state: “In addition, growing concerns regarding political gridlock and the politicization of government debt have led to uncertainty with regard to the U.S. debt ceiling, which may increase the volatility in U.S. Treasury obligations and heighten the potential for a credit rating downgrade, which could have an adverse effect on the value of the Fund’s U.S. Treasury obligations. Further, increases in inflation and interest rates may adversely affect the value and liquidity of U.S. Treasury obligations, which may impair the Fund's ability to satisfy redemption requests from Authorized Participants and negatively impact the Fund's performance.”

15.Comment: In the section of each Fund’s Prospectus titled, “SUMMARY OF PRINCIPAL RISKS,” with respect to the “Valuation Risk” disclosure, please consider whether valuation is a principal risk given that the adviser uses representative sampling, and that you anticipate about 95% performance correlation between the fund and the index.

Response: The Registrant has removed “Valuation Risk” from the Funds’ Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUNDS

16.Comment: In the section of each Fund’s Prospectus titled, “Additional Information about the Funds” please (a) clarify in the section titles what is and is not principal risk, (b) provide an appropriately detailed discussion of the principal investment strategies highlighted in each Fund’s Item 4 principal investment strategies section, and (c) carry through all changes in Item 4 in response to these comments to disclosure in Item 9 as well.

Response: (a) The Registrant notes that the first risk disclosure section in Item 9 of the Funds’ Prospectus is titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” with the second risk disclosure section in Item 9 being titled “A FURTHER DISCUSSION OF OTHER RISKS” (emphasis added). The Registrant believes that these titles adequately disclose to potential investors which risks are considered principal and which risks are not.

(b) The Registrant respectfully declines to revise its disclosure at this time, as it believes that it current disclosure adequately meets the requirements of Item 9 of Form N-1A for a passively managed index ETF, as the section discloses each Fund’s investment objective to track its Underlying Index, that the objective is non-fundamental, that the Funds will use a representative sampling strategy to track each of their respective Underlying Indexes, and explains what a representative sampling strategy entails.
(c) The Registrant confirms that all relevant changes made to Item 4 of the Funds’ Prospectus in response to the Staff’s comments have been appropriately carried through to Item 9.

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

17.Comment: In the section of each Fund’s Prospectus titled, “A FURTHER DISCUSSION OF PRINCIPAL RISKS,” with respect to the Funds’ “Interest Rate Risk” disclosure, the Registrant’s disclosure references variable or floating rate securities. If the Funds will not hold instruments excluded by the underlying index, please delete that sentence and any related references throughout. If the Funds will hold them, please state so in the Funds’ principal investment strategies disclosure.

Response: References to variable or floating rate securities have been removed.

18.Comment: In the section of each Fund’s Prospectus titled, “A FURTHER DISCUSSION OF OTHER RISKS,” please clarify the header to indicate the risks are non-principal, or move those that are principal under the Item 9 risk heading.

Response: Please see the Registrant’s response to Comment 16(a) above.

19.Comment: In the section of each Fund’s Prospectus titled, “FUND MANAGEMENT,” under the sub-heading “Investment Adviser,” please confirm the fees and expenses discussed in this section are actually captured in the other expenses line item in the fee table, or revise to make sure they are included where they need to be.

Response: Confirmed.

20.Comment: In the section of each Fund’s Prospectus titled, “INFORMATION REGARDING THE INDICES AND THE INDEX PROVIDERS,” please confirm that all the applicable index license agreements have been filed as exhibits, or represent in your correspondence that they will be filed as exhibits by a subsequent amendment.

Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.

STATEMENT OF ADDITIONAL INFORMATION

21.Comment: In the section of each Fund’s SAI titled, “INVESTMENT RESTRICTIONS,” (a) please remove the reference in item 7(II)(a)(i) that the Funds’ concentration policy does not apply to investments in other investment companies, and supplementally confirm that the Funds will use reasonable efforts to look through affiliated and non-affiliated funds for determining compliance with their own concentration policy; and (b), please revise item 7(II)(a)(iv) regarding municipal securities to indicate that municipal securities issued to finance a particular project, are considered to be, for the purposes of concentration, in the industry of that project.

Response: (a) The Fund acknowledges the comment, but respectfully declines to amend its disclosure at this time. The Fund believes that its current policy on concentration, as disclosed in its SAI, complies with applicable legal requirements under Section 8(b)(1)(E) of the 1940 Act, including

U.S. Securities and Exchange Commission
Attention: Ms. Rebecca Marquigny, Esq.
9, 2024

applicable SEC Staff guidance. See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013). The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. Cf. Section 5(b) of the 1940 Act (expressly excluding investment companies from the “75% diversification basket” and not imposing any look-through for determining diversification).

(b) The Registrant acknowledges the SEC's and the Staff's guidance on the above-referenced issue and confirms that it will comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of a Fund's concentration policy. Given the investment program contemplated by the Funds, however, which will not involve investing in these types of securities, the Registrant respectfully declines to add disclosure at this time.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,
/s/ Jasmin M. Ali
Jasmin M. Ali, Esq.